Exhibit 99.1

NEWS RELEASE

Great American Minerals Exploration, Inc. clarifies disclosure

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

VANCOUVER, BRITISH COLUMBIA November 18, 2019 – Golden Queen Mining Consolidated Ltd. (TSXV:GQM.H, OTCQB:GQMND) (the “Company” or “Golden Queen”) announces that further to its news release of October 28, 2019, Great American Minerals Exploration, Inc. ("GAME") hereby retracts the disclosure contained in the Golden Queen news release dated October 28, 2019 made about the Naosi resource in GAME’s SAM project located in Alaska, as such disclosure was not compliant with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and provides the following disclosure.

GAME is a privately held Nevada corporation focused solely on the exploration, development and mining of precious and base metals in interior Alaska continuously since 1998.

At the request of IIROC the Company wishes to clarify certain disclosure in its news release dated October 28, 2019.  Specifically, the Company represented that:

Naosi is an advanced development stage gold project with approximately US$35MM spent in the ground to date targeting an initial mining scenario of resource (approximately 3% of the SAM land position) on a 5-year startup horizon. This is a shallow oxide resource targeted for a minimum of 1.5MM ounces   gold net/ minimum 3.0 MM ounces; and, with an average grade of 2.9 gold per ton. The Naosi resource is one of what GAME believes to be multiple gold resources on the approximately 100 square mile property containing over 60 square miles of identified gold in soils having over 50,000 meters of core drilling to date.

The mineralization at Naosi encompasses both non-refractory and refractory mineralized material.  A NI 43-101 compliant resource was calculated by P&E Mining Consultants on GAME’s behalf in 2017 in using the data gathered by Sumitomo Metals and Mining from 2008-2012, and prepared by Fred Brown, P.Geo. and Eugene Puritch, P.Eng., FEC, CET.

The above disclosure was not compliant with:

i.	NI 43-101, 2.1 – Requirements Applicable to All Disclosure;
ii.	NI 43-101, 2.2 – All Disclosure of Mineral Resources and Mineral Reserves;
iii.	NI 43-101, 3.4 – Requirements Applicable to Written Disclosure of Mineral Resources and Mineral Reserves; and
iv.	Constitutes “Restricted Disclosure” per NI 43-101, 2.3(1)(a).

For further information please contact:

Brenda Dayton
Telephone: 604.417.7952
Email: bdayton@goldenqueen.com